FOR IMMEDIATE RELEASE
December 22, 2015

ADVANTEST CORPORATION
Shinichiro Kuroe, Representative Director, President & CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Director, Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Advantest to Adopt International Financial Reporting Standards

Tokyo – December 22, 2015 – Advantest Corporation (“Advantest”) today announced that it resolved at the meeting of its board of directors held today to voluntarily adopt International Financial Reporting Standards (“IFRS”) in place of accounting principles generally accepted in the U.S. (“U.S.GAAP”) for its consolidated financial statements. Advantest plans to apply IFRS to the presentation of the consolidated financial statements starting with its annual securities report with respect to the fiscal year ending March 31, 2016 (from April 1, 2015 to March 31, 2016). Advantest will, however, prepare its consolidated financial results to be announced in a press release and its consolidated financial statements under the Companies Act for the fiscal year ending March 31, 2016 in accordance with U.S.GAAP as before.

Disclosure Schedule Regarding Application of IFRS (Planned)

Late April 2016	Press Release announcing financial results for the fiscal year ending March 31, 2016 (U.S.GAAP)

Late May 2016	Consolidated financial statements under the Companies Act for the year ending March 31, 2016 (U.S.GAAP)

Late June 2016	Annual Securities Report (IFRS)

End